Financial Investors Trust

1290 Broadway, Suite 1100

Denver, CO 80203

December 19, 2012

VIA EDGAR

Mr. Ed Bartz

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Financial Investors Trust (the “Registrant”)

Form N-14/A

File Nos. 333-185039, 811-8194

Dear Mr. Bartz:

On behalf of the Registrant, attached hereto is Pre-Effective Amendment No. 1 to the Registrant’s registration statement on
Form N-14 (“PEA 1”) filed pursuant to the Investment Company Act of 1940, as amended, and the Securities Act of 1933, as amended.

PEA 1 amends the registration statement on Form N-14 previously filed on November 19, 2012, and is being filed primarily to include within the body of the prospectus/proxy statement and statement of additional information certain changes responsive to oral comments provided by the Staff of the Securities and Exchange Commission (the “Staff”) on December 13, 2012, as well as to include certain other non-material changes.

As previously discussed, the Registrant intends to accompany PEA 1 with a request that the effective date of PEA 1 be accelerated to be effective on December 31, 2012 or as soon as practicable thereafter, in either case following the effectiveness of the Registrant’s post-effective amendment to its registration statement on Form N-1A relating to the New Fund, which is also scheduled to become effective on December 31, 2012. If the acceleration request is granted, the Registrant estimates that copies of the proxy materials will be released to shareholders of the Portfolios on or around January 7, 2013.

Set forth in the numbered paragraphs below are the Staff’s oral comments provided on December 13, 2012, accompanied by the Registrant’s responses to each comment. Capitalized terms not otherwise defined herein shall have the meanings given to them in the Registration Statement.

Mr. Ed Bartz

December 19, 2012

1.	Letter to Shareholders

Staff Comment: Please clarify that the Stonebridge Small-Cap Growth Fund that is a series of Stonebridge Funds Trust is distinct from the Stonebridge Small-Cap Growth Fund that is a series of Financial Investors Trust.

Registrant’s Response: Comment complied with. Registrant has amended the Letter to Shareholders to clarify the distinction between the Predecessor Fund and the New Fund.

2.	Legality of Shares Opinion

Staff Comment: As the registrant is a statutory trust, please revise the legality of shares opinion to be consistent with Staff Legal Bulletin No. 19 (October 14, 2011).

Registrant’s Response: Comment complied with. Please see the revised legality of shares opinion, dated as of December 19, 2011, attached as an exhibit to PEA 1.

3.	Question and Answer Section - General

Staff Comment: Please update the narrative responses and any tabular information in this section to reflect financial information as of October 31, 2012.

Registrant’s Response: Comment complied with. Please see the revised Question and Answer section.

4.	Question and Answer Section – Reorganization Expenses

Staff Comment: In response to the question “Who will pay the expenses of the Reorganizations?” please provide estimate of the costs of the reorganization and a brief description of how these costs will be allocated between the Predecessor Funds.

Registrant’s Response: Comment complied with. Please see the revised Answer, which provides an estimated amount for the reorganization expenses, and clarifies that they will be allocated between the Predecessor Funds in accordance with their average daily net assets.

Mr. Ed Bartz

December 19, 2012

5.	Prospectus/Proxy Statement – Incorporation by Reference

Staff Comment: The Staff notes that the New Fund prospectus is being incorporated by reference. Please confirm that a copy of the New Fund prospectus will accompany the proxy materials to be delivered.

Registrant’s Response: The Registrant hereby confirms that a copy of the New Fund prospectus will accompany the proxy materials to be delivered.

6.	Comparison of Investment Objective and Policies

Staff Comment: Please revise the New Fund’s non-fundamental investment restriction relating to purchases of illiquid securities such that the 15% test is based on the New Fund’s net assets.

Registrant’s Response: Comment complied with. The New Fund’s non-fundamental investment restriction relating to purchases of illiquid securities has been amended to refer to the New Fund’s net assets.

7.	Comparison of Expenses

Staff Comment: In the comparison of expenses on page 9 of the Proxy Statement/Prospectus, please include in the appropriate headings the actual names of the Predecessor Funds and the New Fund.

Registrant’s Response: Comment complied with. Registrant has added the actual names of the Predecessor Funds and the New Fund to the appropriate headings of the expense tables on page 9 of the Proxy Statement/Prospectus.

8.	Capitalization Table

Staff Comment: In the capitalization table on page 24 of the Proxy Statement/Prospectus, please update the information to reflect adjustments for reorganization costs borne by each Predecessor Fund.

Registrant’s Response: Comment complied with. The Registrant has amended the capitalization table to reflect reorganization costs.

Mr. Ed Bartz

December 19, 2012

9.	Statement of Additional Information – Pro Forma Financial Statements

Staff Comment: Please include an introductory paragraph relating to the pro forma financial statements. The introductory paragraph should: (a) describe the transaction; (b) identify the entities involved; (c) disclose the period presented; and (d) explain what the pro forma information represents.

Registrant’s Response: Comment complied with. Please see the additional introductory paragraph appearing immediately under the heading “Pro Forma Financial Statements”.

10.	Statement of Additional Information – Pro Forma Financial Statements

Staff Comment: Please revise the pro forma financial statements to include adjustments attributable to reorganization costs incurred by the Predecessor Funds.

Registrant’s Response: Comment complied with. Please see the revised pro forma financial statements appearing in the Statement of Additional Information.

11.	Statement of Additional Information – Pro Forma Financial Statements

Staff Comment: Please confirm whether the Predecessor Funds’ holdings comply with the investment restrictions of the New Fund. If so, disclose this in the Statement of Investments.

Registrant’s Response: Comment complied with. Registrant confirms that the Predecessor Investor Fund’s portfolio does not contain securities, either individually or when aggregated with the Predecessor Institutional Fund’s portfolio, that violate the investment policies or restrictions of the New Fund. Registrant has included a statement to this effect in the Pro Forma Financial Statements.

12.	Statement of Additional Information – Pro Forma Financial Statements

Staff Comment: In the Statement of Assets and Liabilities, include a line item reflecting adjustments for reorganization costs borne by the Predecessor Funds.

Registrant’s Response: Comment complied with. Please see the revised pro forma financial statements appearing in the Statement of Additional Information.

Mr. Ed Bartz

December 19, 2012

13.	Statement of Additional Information – Notes to Combining Pro Forma Financial Statements

Staff Comment: Please revise Note 1 (Basis of Combination) to more appropriately reflect the transaction being presented for approval by the Predecessor Funds’ shareholders.

Registrant’s Response: Comment complied with. Note 1 to the pro forma financial statements has been revised.

14.	Statement of Additional Information – NAST Analysis

Staff Comment: Please provide the analysis supporting the identity of the surviving fund for accounting purposes and the calculation of performance, in accordance with the Staff’s position in North American Security Trust, (pub. avail. Aug. 5, 1994).

Registrant’s Response: Comment complied with. Please see the requested analysis set forth in Exhibit A hereto.

15.	Statement of Additional Information – Notes to Combining Pro Forma Financial Statements

Staff Comment: In the Notes to the Combining Pro Forma Financial Statements, please include disclosure regarding the approximate amount of the reorganization expenses, and the basis for their allocation between the Predecessor Funds.

Registrant’s Response: Comment complied with. Please see “Reorganization Fees” under Note 2 of the the revised pro forma financial statements.

The SEC Staff is kindly requested to address any comments on this filing to Mr. Peter H. Schwartz, Esq. of Davis Graham & Stubbs LLP, counsel to the Trust, at 303.892.7381.

Sincerely,

/s/ David T. Buhler
David T. Buhler
Secretary

Enclosure

cc:	Peter H. Schwartz, Esq.

Davis Graham & Stubbs LLP

Mr. Ed Bartz

December 19, 2012

Exhibit A

As requested, the following is Registrant’s analysis of the factors set forth by the Division of Investment Management in North American Security Trust, 1993 SEC No-Action Letter (pub. avail. Aug. 5, 1994) (“NAST”) with respect to financial accounting survivors in the context of reorganizations. For the reasons set forth below, the factors identified in the NAST no-action letter affirm that the Stonebridge Institutional Small-Cap Growth Fund is properly considered the accounting survivor in the reorganization of the Predecessor Funds with and into the New Fund.

Background

Stonebridge Small Cap Growth Fund (the “Predecessor Investor Fund”) and Stonebridge Institutional Small-Cap Growth Fund (the “Predecessor Institutional Fund”) are each series of Stonebridge Funds Trust, an open-end, management investment company. Stonebridge Small Cap Growth Fund (the “New Fund”) is a newly organized shell series of Financial Investors Trust, an open-end, management investment company. The Board of Trustees of each Predecessor Fund and the Board of Trustees of the New Fund have given final approval to reorganize the Predecessor Funds into the New Fund, subject to Predecessor Fund shareholder approval (the “Reorganization”). Stonebridge Capital Management, Incorporated (the “Adviser”) is the investment adviser to both Predecessor Funds, and will also serve as investment adviser to the New Fund. Although the New Fund is presently a shell series with no operating history and no assets, the Registrant believes that NAST analysis is appropriate given the fact that the two Predecessor Funds will be contemporaneously merged with the New Fund as a result of the Reorganization.

NAST No-Action Letter

In NAST, the North American Security Trust sought assurance from the Staff that the Commission would not take any enforcement action against it if utilized, for periods prior to the establishment of its Moderate Asset Allocation Trust (the “new portfolio”), the performance of a predecessor portfolio that, along with another portfolio whose performance information was not to be utilized, was reorganized with and into the new portfolio. In granting the no-action relief, the Staff indicated that it would not recommend enforcement against North America Security Trust under Rule 482 under the Securities Act of 1933 (the “1933 Act”) or Rule 34b-1 under the Investment Company Act of 1940 (the “1940 Act”) if the new portfolio advertised the performance data of the predecessor fund as described in the request.

In making that determination, the Staff considered the following factors as to the funds: (1) their investment advisers; (2) their investment objectives, policies, and restrictions; (3) their expense structures and expense ratios; (4) asset size; and (5) their portfolio compositions. The Staff further noted that the survivor of a business combination for accounting purposes (i.e., the fund whose financial statements are carried forward) typically will be the fund whose historical performance may be used by the new or surviving fund. Importantly, the Staff did not identify any one factor as having more significance than another.

Mr. Ed Bartz

December 19, 2012

Analysis

Applying the factors that the Staff identified in NAST to the Reorganization, the Registrant believes that the factors identified by the Staff generally weigh in favor of determining the Stonebridge Institutional Small-Cap Growth Fund as the accounting survivor for financial statement purposes.

Each factor will be discussed in turn.

1.	Portfolio Management Team

As discussed above, each Predecessor Fund and the New Fund have the same investment adviser and portfolio management team. Therefore, there is no change in portfolio management as a result of the Reorganization.

2.	Differences In Investment Strategies

The Predecessor Funds and the New Fund have substantially similar investment objectives, in that they each seek “long-term growth of capital.” Unlike the Predecessor Funds, the New Fund does not state that “[s]hort-term income is a secondary objective.” The Predecessor Funds and the New Fund have substantially similar principal investment strategies, in that they invest “at least 80% of [their] assets in small capitalization companies that the Adviser believes may have higher growth rates than larger companies.” Both Predecessor Funds and the New Fund are diversified.

3.	Portfolio Expense Structure and Expense Ratios

The Predecessor Funds and the New Fund are each subject to the same management fee of 0.75% on an annual basis. In their post-effective amendment to their registration statement on Form N-1A filed on February 28, 2012, the Predecessor Investor Fund reported Total Annual Fund Operating Expenses of 4.34%, while the Predecessor Institutional Fund reported Total Annual Fund Operating Expenses of 3.36%. The Total Annual Fund Operating Expenses for the New Fund, which is newly formed, is anticipated to be 1.97%. Neither the Predecessor Funds nor the New Fund is subject to an expense fee waiver agreement.

4.	Portfolio Holdings

As of October 31, 2012 there was 100% overlap in the names of holdings of the two Predecessor Funds, due to their having the same investment objectives, principal investment strategies and investment team. As of the same date, the New Fund has not yet been in operation and therefore has no holdings.

Mr. Ed Bartz

December 19, 2012

5.	Portfolio Size

As of October 31, 2012, the Predecessor Investor Fund had $5,307,265 in assets while the Predecessor Institutional Fund had $12,672,821 in assets. After giving effect to the Reorganization, it is anticipated that the New Fund will have $17,980,086 in assets.

Conclusion

In light of the foregoing, the Registrant notes that the Predecessor Funds and the New Fund (after giving effect to the Reorganization) share substantial similarities with respect to their portfolio management, investment strategies and portfolio holdings. The New Fund’s investment objective will differ from the investment objectives of the Predecessor Funds in that it will not have “short-term income” as a secondary objective. This should not factor in the NAST analysis since both Predecessor Funds still have identical investment objectives. The post-Reorganization New Fund will, however, have an expense ratio that is anticipated to more closely resemble the Predecessor Institutional Fund, and is also anticipated to more closely resemble the Predecessor Institutional Fund in terms of portfolio size. As a consequence, the Registrant believes that the Predecessor Institutional Fund is properly regarded as the surviving fund under the NAST analysis.